
Plan Investment Fund

2 Mid America Plaza, Suite 200 | Oakbrook Terrace, IL 60181

April 9, 2026   **Investment Company Act**
                                                    Rule 17g-1(g)(1)

<u>**VIA EDGAR**</u>
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Plan Investment Fund, Inc. (811-04379) Fidelity Bond

Ladies and Gentlemen:

Enclosed for filing with the Commission pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the "1940 Act"), is a copy of the Plan Investment Fund, Inc. fidelity bond as presently in effect (the "Bond"). The premium on the Bond has been paid for the period of April 30, 2026 through April 30, 2027.

Further, I, being the duly elected Secretary of Plan Investment Fund, Inc., (the "Fund") do hereby certify that the following is a true and correct copy of all resolutions regarding the Bond adopted by the Board of Trustees of the Fund, including a majority of the Trustees who are not "interested persons" (as such term is defined in the 1940 Act) of the Fund at the Board of Trustees meeting held on March 26, 2026, at which a quorum was present and acting throughout:

> RESOLVED, that giving due consideration to the value of the aggregate assets of Plan Investment Fund, Inc. (the "Fund"), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolios, the nature and method of conducting the Fund's operations, and the accounting procedures and controls of the Fund, the coverage against larceny and embezzlement provided under a bond (the "Bond") issued by Federal Insurance Company in the amount of $1,250,000 is approved by the Board, including a majority of the Directors who are not "interested persons" of the Fund as defined in the Investment Company Act of 1940, as amended, as to amount and form, and, the appropriate Officers of the Fund be, and each hereby is, authorized to cause the Fund to obtain the Bond on behalf of the Fund in the amount designated above; and it is

> FURTHER RESOLVED, that the payment by the Fund of a premium of $3,845 for the Bond, which coverage shall have a term of April 30, 2026 through April 30, 2027, be, and it hereby is, approved; and it is

> FURTHER RESOLVED, that the Secretary or Chief Operating Officer of the Fund be and is hereby designated the Officer who shall be responsible for the filing and the

notices required by Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended, concerning the Fund's Fidelity Bond; and it is

FURTHER RESOLVED, that the participation of the Fund in, and the renewal of, the Directors' & Officers'/Errors & Omissions Liability Insurance Policy (the "Insurance Policy"), providing errors and omissions coverage for the Directors and Officers of the Fund, written by Federal Insurance Company, a part of the Chubb Group of Insurance Companies, for the amount of $5,000,000 with an additional limit of liability for Independent Directors of $2,000,000, which coverage shall have a term of April 30, 2026 through April 30, 2027, is in the best interests of the Fund, and such Insurance Policy is reasonable in form and amount; and it is

FURTHER RESOLVED, that said Insurance Policy and the annual premium payment therefor in the amount of $40,569 be, and they hereby are, approved; and it is

FURTHER RESOLVED, that the Officers of the Fund be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

Please contact the undersigned or Joseph M. Mannon of Vedder Price, P.C. concerning this filing. My direct dial number is (630) 472-7844 and Mr. Mannon's direct dial number is (312) 609-7883.

Very truly yours,

/s/ Ann F. Frolik
Ann F. Frolik
Secretary,
Plan Investment Fund, Inc.